Mercantil Commercebank Investment Services, Inc.
(A wholly owned subsidiary of Mercantil Commercebank, N.A.)
Statements of Changes in Stockholder's Equity
Years Ended December 31, 2015 and 2014

	Common Stock		Additional Paid in Capital	Accumulated Earnings	Total Stockholder's Equity
	Shares	Amount			
Balances at December 31, 2013	100	$ 1	$ 3,018,932	$ 5,249,247	$ 8,268,180
Net income	-	-	-	5,399,098	5,399,098
Dividends paid	-	-	-	(10,000,000)	(10,000,000)
Balances at December 31, 2014	100	1	3,018,932	648,345	3,667,278
Net income	-	-	-	4,624,367	4,624,367
Dividends paid	-	-	-	(5,000,000)	(5,000,000)
Balances at December 31, 2015	100	$ 1	$ 3,018,932	$ 272,712	$ 3,291,645

The accompanying notes are an integral part of these financial statements.

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